03032588

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

82-2238

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SENNEN RESOURCES LTD.	03	07	31	03	09	24

ISSUER ADDRESS: #408 – 837 WEST HASTINGS STREET				
CITY/ VANCOUVER	PROVINCE B.C.	POSTAL CODE V6C 3N6	ISSUER FAX NO. 604-685-6493	ISSUER TELEPHONE NO. 604-685-6851
CONTACT PERSON IAN ROZIER		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-685-6851
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Ian T. Rozier"	IAN T. ROZIER	03	09	24
DIRECTOR'S SIGNATURE	PRINT FULL NAME	Y	M	D
"Douglas B. Hyndman"	DOUGLAS B. HYNDMAN	03	09	24

FIN51-901F Rev.2000/12/19

dlw 10/8

SENNEN RESOURCES LTD.
CONSOLIDATED QUARTERLY REPORT
JULY 31, 2003

(Prepared by Management without Audit)

SCHEDULE A: CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations and Deficit
3. Consolidated Statements of Cash Flows
4. Consolidated Deferred Exploration and Development Expenses
5. Notes to the Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

SENNEN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS **SCHEDULE A**
(Prepared by Management without Audit)

ASSETS	July 31, 2003	Jan. 31, 2003
CURRENT ASSETS		
Cash	$ 195,453	$ -
Accounts Receivable	4,230	7,627
Prepaid Expenses	16,311	16,311
Total Current Assets	215,994	23,938
DEPOSITS	25,809	25,809
CAPITAL ASSETS	28,178	33,150
MINERAL PROPERTY	39,325	-
COAL PROPERTIES	1	1
	309,307	82,898
LIABILITIES		
CURRENT LIABILITIES		
Bank Indebtedness	-	5,370
Accounts Payable and Accrued Liabilities	26,003	31,984
Current Portion of Capital Lease	3,824	3,664
Due to Related Party	-	50,000
	29,827	91,018
CAPITAL LEASE	21,666	23,619
	51,493	114,637
SHAREHOLDERS' EQUITY		
Capital Stock	8,414,067	8,085,692
Share Capital Subscribed	45,000	-
Deficit	(8,201,253)	(8,117,431)
	257,814	(31,739)
	$ 309,307	$ 82,898

APPROVED BY THE DIRECTORS:

Signed:
"Doug Hyndman"
Douglas Hyndman

Signed:
"Ian T. Rozier"
Ian T. Rozier

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit)

SCHEDULE A

	Three Month Period Ended July 31, 2003	Three Month Period Ended July 31, 2002	Six Month Period Ended July 31, 2003	Six Month Period Ended July 31, 2002
REVENUE				
Interest	$ 664	$ -	$ 784	$ -
EXPENSES				
Accounting & Audit	2,075	450	2,475	1,875
Amortization of Capital Assets	2,486	1,170	4,972	2,339
Bank Charges & Interest	706	11,002	1,470	21,808
Consulting	20,500	21,300	41,500	42,300
Currency Exchange (Gain)	(1,172)	(385)	(1,160)	1,097
Investor Relations	75	374	2,130	374
Legal	1,322	947	3,175	1,251
Listing & Filing Fees	-	1,169	2,900	3,675
Office Rent	3,600	2,400	7,200	2,400
Office Supplies and Sundry	3,097	1,085	3,762	1,085
Shareholder Information	1,916	1,712	1,916	1,712
Transfer Agent Fees	1,753	1,806	2,417	2,294
Travel & Related Costs	7,186	2,382	11,849	8,917
TOTAL EXPENSES	43,544	45,412	84,606	91,127
LOSS FOR THE PERIOD	42,880	45,412	83,822	91,127
DEFICIT, BEGINNING OF PERIOD	8,158,373	2,382,037	8,117,431	2,336,322
DEFICIT, END OF PERIOD	$8,201,253	$2,427,449	$8,201,253	$2,427,449
LOSS PER SHARE	$ 0.00	$ 0.00	$ 0.00	$ 0.00

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit)

SCHEDULE A

	Three Month Period Ended July 31, 2003	Three Month Period Ended July 31, 2002	Six Month Period Ended July 31, 2003	Six Month Period Ended July 31, 2002
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net Loss (Gain) for the Period	$ (42,880)	$ (45,412)	$ (83,822)	$ (91,127)
Amortization	2,486	1,170	4,972	2,339
Change in Non-Cash Operating Working Capital	(2,322)	(1,534)	(2,424)	19,181
	(42,716)	(45,776)	(81,274)	(69,607)
INVESTING ACTIVITIES				
Mineral Property Acquisition	(9,582)	(9,704)	(39,325)	(37,629)
Deposits	-	-	-	9,421
	(9,582)	(9,704)	(39,325)	(28,208)
FINANCING ACTIVITIES				
Advance from Related Party	-	-	(50,000)	(20,000)
Capital Stock Issued for Cash	9,375	-	328,375	-
Share Capital Subscribed	45,000	-	45,000	-
Capital Lease	(1,384)	(2,306)	(1,953)	(4,630)
	52,991	(2,306)	321,422	(24,630)
INCREASE (DECREASE) IN CASH	693	(57,786)	200,823	(122,445)
CASH POSITION, BEGINNING OF PERIOD	194,760	106,471	(5,370)	171,130
CASH POSITION, END OF PERIOD	$ 195,453	$ 48,685	$ 195,453	$ 48,685

Supplemental Disclosure for Non-Cash Investing and Financing Activities: Nil

SENNEN RESOURCES LTD.
SCHEDULE OF MINERAL AND COAL PROPERTIES
FOR THE SIX MONTHS ENDED JULY 31, 2003
(Prepared by Management without Audit) **SCHEDULE A**

Makapa, Guyana	$	39,325
Queensland, Australia		1
	$	39,326

SENNEN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2003 **SCHEDULE A**

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and its principal business activities include the acquisition and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The recoverability of the amounts comprising mineral properties and deferred development costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete exploration and development and upon future profitable production.

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financings, or generate profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Huisan Inc., Ribfield PTY. Ltd. and Sennen Resources (Barbados) Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

SENNEN RESOURCES LTD.
QUARTERLY REPORT JULY 31, 2003
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

For information on administrative expenditures and deferred exploration, refer to Schedule A.

Related Party Transactions:

a) Consulting fees of $36,000 were paid to companies controlled by directors of the Company.

2. For the period under review:

a) Securities Issued:

(i) 1,100,000 common shares were issued pursuant to the exercise of warrants for net proceeds of $319,000.

(ii) 37,500 common shares were issued pursuant to the exercise of options at $0.25 for net proceeds of $9,375.

b) Options Granted: Nil.

3. As at July 31, 2003:

a) Authorized Capital: 100,000,000 common shares without par value.
Issued Capital: 23,968,227 common shares without par value.

b) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
2,800,000	$0.20	November 14, 2003

c) The Company has outstanding share purchase warrants to acquire shares as follows:

1,000,000	$0.25	January 27, 2004

d) Total number of shares in escrow or subject to a pooling agreement – Nil

e) List of Directors and Officers:

Ian T. Rozier, Director
Hilbert Shields, Executive Vice-President & Director
James Robertson, Director
Douglas B. Hyndman, President & Director
Paul A. Ray, Director
Barbara Dunfield, Secretary

SENNEN RESOURCES LTD.
QUARTERLY REPORT JULY 31, 2003
(Prepared by Management without Audit)
SCHEDULE C
MANAGEMENT DISCUSSION & ANALYSIS

Management Discussion and Analysis:

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto

Results of Operations:

The primary operations of the Company consist of acquiring and maintaining mineral resource properties.

On September 8, 2003 the Agreement with Makapa Mining Inc. ("Minex") was finalized. The Company can acquire a 100% interest in Makapa Mining Inc. ("MMI") which owns extensive mineral rights in north-western Guyana, as summarized in the news release dated March 10, 2003. The $3,200,000 financing required for the project was completed on September 24, 2003 (see Subsequent Events).

In accordance with the recommendations made in a technical report that meets National Instrument 43-101 requirements, detailed work programs and budgets have been finalized; modifications in the finalized Agreement with Minex relate to the timing of expenditures on the MMI properties, are as follows;

(a) Sennen must expend, or arrange for expenditures of at least US$1,000,000 on exploration within 12 months of closing (Year 1).
(b) Sennen must expend, or arrange for expenditures of a further US$1,500,000 in Year 2.
(c) Sennen must expend, or arrange for expenditures of a further US$2,500,000 in Year 3.

The mineral rights held by MMI cover approximately 800,000Ha in north-western Guyana adjacent to the border with Venezuela, and are immediately to the north of the Central Guyana Shear Zone. Makapa lies on the western expression of the Deformation Zone. The expression of the Makapa – Kuribrong Shear Zone is a 35 kilometre structural corridor with extensive cross faulting, related intrusives and anomalous gold values. Potential analogues include shear zone hosted high grade vein deposits such as La Camorra (Hecla) and intrusive hosted gold deposits such as Omai (Cambior).

Sampling of outcrop, sub-crop and of trench exposures at Makapa over an approximate strike length of 200 meters of one quartz breccia with an approximate width of 1.75 m, reported an assayed average grade on surface and in trenches of 49 g/t gold. Geological mapping of surface exposures and in trenches shows evidence of multiple such breccias and veins of similar grade. The exploration program which is set to start in September will consist of trenching, surface sampling and geological mapping in the discovery zone at Makapa, to be followed by 3,000 to 5,000 meters of diamond and reverse circulation drilling. Simultaneously, trenching, deep augering and ground geophysics will start in order to evaluate stream and surface soil and rock sample anomalies in the saprolite and bedrock along the strike extension in sub parallel zones and in the numerous cross-fault structural zones.

Exploration work has commenced at Makapa, one of several properties on the mineral concessions held by the Company in Guyana. Excavation equipment is being moved into Makapa for large scale trenching and sampling over the discovery zone, to be followed by diamond and reverse circulation drilling later this year. Several other zones along the strike extension at Makapa will also be investigated during this program. The exploration of the Makapa project in Guyana will be the main focus of the Company in the near term.

SENNEN RESOURCES LTD.
QUARTERLY REPORT JULY 31, 2003
(Prepared by Management without Audit)
SCHEDULE C
MANAGEMENT DISCUSSION & ANALYSIS

Liquidity and Cash Reserves:

At July 31, 2003 the Company had cash reserves of $195,453 compared to a cash deficit of $5,370 at January 31, 2003. Accounts payable decreased by $4,019 while the amount of $50,000 due to a related party was repaid during the period. Working Capital at July 31, 2003 stood at $186,167 compared to a working capital deficit of $67,080 at January 31, 2003.

Investor Relations: The Company has no formal agreement in this regard with outside sources, although it has participated in various forms of investor relations internally and by providing Internet information to investors.

Related Party Transactions: Consulting fees of $36,000 were paid to companies controlled by directors of the Company.

Subsequent Events:

The Company completed the Non-Brokered Private Placement for $3.2 million through the sale of 10,666,666 units priced at $0.30 per unit. Each unit consists of one common share and one share purchase warrant exercisable for two years a $0.40 per share in the first year and $0.50 per share in the second year (see News Release dated September 8th, 2003). In connection with the private placement, the Company paid and/or issued finder's fees in accordance with TSX Corporate *Policy 5.1,* totaling Cdn$110,132.50 and 522,840 finder's warrants, equating to overall finder's fees of 3% cash and 5% warrants for the Private Placement. The finder's warrants are exercisable under the same terms and conditions as the Private Placement warrants and the securities issued pursuant to the Private Placement are subject to a 4 month hold period expiring on December 16, 2003.

Mr. Hilbert Shields, B.Sc. (Honours), M.Sc., has been appointed as Executive Vice-President and Director of the Company. Mr. Shields has been involved in the mining industry for over 20 years. He was previously Vice-President and General Manager for Golden Star Resources in Denver Colorado where as an Executive Officer based in Guyana he was responsible for project generation, acquisition and exploration through to Feasibility Study for both gold and diamond projects in Guyana, Suriname, French Guiana, Venezuela, Sierra Leone, Ivory Coast and Ghana. He was responsible for a US$100 million exploration budget over a 13 year period with a technical staff of 45 geoscientists and 350 local employees. Additionally, Mr. Shields supervised the exploration of the Omai Gold deposit (now a 300,000 oz/yr producing gold mine) to completion of Feasibility Study, and a host of other gold and diamond projects.

Mr. Shields, brings to the Board his considerable technical expertise as well as his knowledge and skills for negotiating and administering of Property and Mineral Agreements in Guyana and other host Governments. Mr. Shields is a valuable addition to the Board of Directors and we look forward to working with him in progressing the growth of the Company.

Legal Proceedings: Nil

Respectfully submitted on behalf of
the Board of Directors

Signed:

"Ian T. Rozier"
Ian T. Rozier
Director